October 3, 2013

VIA EDGAR & OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Maryse Mills-Apenteng

RE:	Kofax Limited

Registration Statement on Form F-1

Filed on October 3, 2013

CIK No. 0001556884

Ladies and Gentlemen:

On behalf of Kofax Limited (the “Company”), we respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated September 24, 2013 from Ms. Maryse Mills-Apenteng to Mr. Reynolds C. Bish regarding the Company’s Amendment No. 4 to its Confidential Draft Registration Statement on Form F-1 (as amended, the “Registration Statement”). For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement.

Outside Front Cover Page of Prospectus

1.	We will contact you separately regarding your proposed graphics.

Response:

The Company acknowledges and accepts the Staff’s comments to the Company’s proposed graphics and has revised the graphics to address such comments.

Prospectus Summary

Who We Are, page 1

2.	We note your response to prior comment 2. Please provide support for your claims that your executive management team and other senior management employees have “an established track record of operational success” and for your claims that your product:

•	“streamlines” critical information processing;

•	reduces your users’ costs and improves their regulatory compliance;

United States Securities and Exchange Commission

October 3, 2013

•	reduces operating costs and drives increased competitiveness, growth and profitability for your customers; and

•	reduces costs and improves an organization’s ability to take advantage of prompt payment discounts, optimize cash management, and better manage valuable vendor relationships.

Alternatively, delete these claims.

Response:

The Company accepts the Staff’s comment and has revised the disclosure on pages 1, 4, 5 63 and 66-68 of the prospectus.

Risk Factors

“Our bye-laws restrict shareholders from bringing legal action against…,” page 29

3.	You disclose that your bye-laws effective upon completion of the Migration contain a broad waiver by your shareholders of any claim or right of action, both individually and on your behalf, against any of your officers or directors. These provisions appear to implicate the anti-waiver provisions of the United States federal securities laws. See Section 14 of the Securities Act and Section 29(a) of the Exchange Act. Please clarify that the waiver will not apply to any claim or action under the United States federal securities laws.

Response:

The Company accepts the Staff’s comment and has revised the disclosure on page 29 of the prospectus to clarify that the waiver will not apply to any claim that may not be waived under Section 14 of the Securities Act or Section 29(a) of the Exchange Act.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview

Key Financial and Operational Metrics

Revenue, page 44

4.	Notwithstanding your response to prior comment 6, you do not appear to have discussed the key difference between sales by channel partners and direct sales, i.e., the small and medium sized businesses targeted by your channel partners, on the average, purchase less volume of your product and have smaller overall transaction sizes than the larger enterprises targeted by your direct sales force. Please revise or advise.

United States Securities and Exchange Commission

October 3, 2013

Response:

The Company accepts the Staff’s comment and has revised the disclosure on page 45 of the prospectus to clarify that the sales made to small and medium-sized businesses targeted by our channel partners, on average, have smaller overall transaction sizes as compared to sales made by our direct sales force.

Income from Continuing Operations and Earnings per Share Data, page 45

5.	We note your disclosures regarding your decreases in “Income from Continuing Operations” and “Adjusted Income from Operations” in fiscal 2013 compared to fiscal 2012 on pages 45 and 46. Please expand your discussions of the causes of the decreases from 2012 to 2013 to the extent necessary to an understanding of your business as a whole

Response:

The Company accepts the Staff’s comment and has revised disclosure on page 46 of the prospectus.

Adjusted Income from Operations and Adjusted Cash Flows from Operations, page 46

6.	We note your revisions in response to prior comment 4. Please make similar revisions to disclose the most directly comparable financial measure calculated and presented in accordance with IFRS on page 46 where you disclose “Adjusted Income from Operations” for the periods presented.

Response:

The Company accepts the Staff’s comment and has revised the disclosure on pages 46 and 47 of the prospectus.

Business

Our Business Strengths

Recurring Revenue Streams, page 68

7.	We note your response to prior comment 7. Specifically, we note your discussion of the “predictability in sales made by [your] channel partners” on page 68, which does not appear to be responsive to the concerns raised in our prior comment. We therefore reissue prior comment 7. Please revise to discuss your channel partners and direct sales force, and any material differences between these two sales methods.

United States Securities and Exchange Commission

October 3, 2013

Response:

The Company accepts the Staff’s comment and has revised the disclosure on page 68 of the prospectus to discuss the differences between our channel partners and our internal direct sales force.

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If you have any questions, please feel free to contact the undersigned at 212.698.3616. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ David S. Rosenthal

David S. Rosenthal

cc:	Reynolds C. Bish, Chief Executive Officer, Kofax Limited
James Arnold, Jr., Chief Financial Officer, Kofax Limited
Bradford Weller, Executive Vice President of Legal Affairs, General Counsel and Company Secretary, Kofax Limited
Sean Geraghty, Esq., Dechert LLP
Carol Clarke, Esq., Conyers Dill & Pearman Limited Thomas S. Levato, Esq., Goodwin Procter LLP David Hales, Ernst & Young LLP (United Kingdom)